United States securities and exchange commission logo





                                October 15, 2020

       David Lazar
       Chief Executive Officer
       Zyrox Mining International, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Zyrox Mining
International, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed September 18,
2020
                                                            File No. 000-56204

       Dear Mr. Lazar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed September 18, 2020

       Conflicts of Interest, page 6

   1. Please indicate how many other companies currently looking for an acquisition candidate
                                                        Mr. Lazar controls. To
the extent he controls any, please explain how he will determine which company will
acquire each target. Additionally, consider a specific risk factor discussion highlighting
the conflicts of interest inherent in controlling multiple companies looking for acquisition
candidates. If there are currently no parameters for allocating acquisition
opportunities among the companies, Mr. Lazar controls, please identify this as a separate risk. While
we note your disclosure indicating that management may have
                                                        legal obligations to
present certain business opportunities to multiple entities, to the extent he controls the
entities, it appears he will control the final determination.
 David Lazar
FirstName LastNameDavid      Lazar
Zyrox Mining  International, Inc.
Comapany
October 15,NameZyrox
            2020        Mining International, Inc.
October
Page 2 15, 2020 Page 2
FirstName LastName
The Company   s sole officer and director is in a position to influence certain actions requiring
stockholder vote., page 10

2.       We note your disclosure on page 10 that the Company   s Management has
broad discretion
         regarding proposals submitted to a vote by shareholders as a consequence of
         Management   s significant equity interest and that the Company   s
Management will
         continue to exert substantial control at least until the consummation of a business combination. However, we also note that Riverdale Bio Products Limited owns 37.7% of the Company's common stock and that Pasqual Falotico owns 32.3% of the Company's common stock, while David Lazar owns .004% of the Company's common stock. Please enhance your risk factor disclosure to discuss the influence such stockholders may have on your business.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

3. With respect to each of Mr. Lazar's current positions and/or directorships, clarify which entities are blank check companies looking for an acquisition candidate and indicate whether the companies he formerly controlled completed business acquisitions while under his control.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Dave Natan